FEDERATED HERMES PROJECT AND TRADE FINANCE TENDER FUND

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

May 16, 2023

EDGAR Operations Branch
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

RE:	FEDERATED HERMES PROJECT AND TRADE FINANCE TENDER FUND (the “Fund” or “Registrant”)

1933 Act File No. 333-271199
1940 Act File No. 811-23174

Dear Sir or Madam:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”) on behalf of the Registrant, I hereby submit this application for withdrawal of the Registrant’s Form N-2 registration statement filed as a new registration statement under the 1933 Act and as Post-Effective Amendment No. 23 under the Investment Company Act of 1940, as amended, on April 10, 2023, under Accession Number 0001623632-23-000462 (the “N-2 Registration Statement”).

The Registrant is making this application for withdrawal of the N-2 Registration Statement because Federated Investment Management Company, the investment adviser to the Registrant, has determined that an alternative approach to addressing an administrative oversight resulting in the sale of certain unregistered shares of the Fund will be pursued. The N-2 Registration Statement included a public rescission offer to shareholders that purchased the unregistered shares. The alternative approach will be pursued on a private basis outside of the Fund and will allow such shareholders to be compensated in a manner similar to the rescission offer.

It is our opinion that the withdrawal of the N-2 Registration Statement would be consistent with the public interest and the protection of investors. A filing fee for registration of Fund Shares was paid in connection with the filing of the N-2 Registration Statement and will be applied to a future registration statement filing of the Registrant filed for purposes of registering new Shares.

We, therefore, respectfully request, pursuant to Rule 477 of the 1933 Act, the Securities and Exchange Commission to withdraw the above-referenced N-2 Registration Statement.

If you have any questions regarding this application for withdrawal, please contact Mark Thompson at (412) 288-4429 or Mark.Thompson@FederatedHermes.com.

Very truly yours,

/s/ George F. Magera
George F. Magera
Assistant Secretary